Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	Three Months Ended March 31, 2005	2004	2003	2002	2001	2000
			(In thousands)

(Loss) income before income taxes and minority interest	$(567)	$(41,335)	$17,355	$13,277	$(43,137)	$(45,818)
Plus fixed charges:
Interest expense, net	42,774	140,500	96,586	81,784	98,440	101,693
Capitalized interest	625	1,758	1,638	1,525	2,570	4,182
Portion of rent expense representative of interest expense	4,167	10,802	7,949	7,635	7,388	6,620
Plus loss (income) from equity investees	—	—	—	—	246	(63)
Plus amortization of capitalized interest	352	1,418	1,339	1,252	1,236	935
Less capitalized interest	(625)	(1,758)	(1,638)	(1,525)	(2,570)	(4,182)

Adjusted earnings	46,726	111,385	123,229	103,948	64,173	63,367
Fixed charges	$47,566	$153,060	$106,173	$90,944	$108,398	$112,495
Ratio of earnings to fixed charges	0.98	—	1.2	1.1	—	—
Deficiency of earnings to cover fixed charges	$(840)	$41,675	—	—	$44,225	$49,128